Filing pursuant to Rule 425 Filer: ACON S2 Acquisition Corp. Subject Company: ACON S2 Acquisition Corp. Registration No: 001-39525 Date: June 9, 2021 Long Duration Energy Storage Systems Energy Storage for for a Cleaner Future a Cleaner Future MAY 2021Filing pursuant to Rule 425 Filer: ACON S2 Acquisition Corp. Subject Company: ACON S2 Acquisition Corp. Registration No: 001-39525 Date: June 9, 2021 Long Duration Energy Storage Systems Energy Storage for for a Cleaner Future a Cleaner Future MAY 2021

Disclaimers This presentation (this “Presentation”) was prepared for informational purposes only to assist interested parties in making their own evaluation of the proposed transaction (the “Transaction”) between Acon S2 Acquisition Corp. (“ACON”, “we”, or “our”) and ESS Inc. (“ESS”). This Presentation is for discussion purposes only and does not constitute an offer to purchase nor a solicitation of an offer to sell shares of ACON, ESS or any successor entity of the Transaction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This Presentation is not intended to form the basis of any investment decision by the recipient and does not constitute investment, tax or legal advice. No representation, express or implied, is or will be given by ACON, ESS or their respective affiliates and advisors as to the accuracy or completeness of the information contained herein, or any other written or oral information made available in the course of an evaluation of the Transaction. This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction. This Presentation provided by ACON and ESS may contain certain forward looking statements, including statements regarding ACON’s, ESS’s or their management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on ACON’s and ESS’s current expectations and beliefs concerning future developments and their potential effects on ACON, ESS or any successor entity of the Transaction. Many factors could cause actual future events to differ materially from the forward-looking statements in this presentation, including but not limited to: (i) the risk that the Transaction may not be completed in a timely manner or at all, which may adversely affect the price of ACON’s securities, (ii) the failure to satisfy the conditions to the consummation of the Transaction, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Agreement and Plan of Merger, (iv) the effect of the announcement or pendency of the Transaction on ESS’s business relationships, operating results and business generally, (v) risks that the Transaction disrupts current plans and operations of ESS, (vi) changes in the competitive and highly regulated industries in which ESS plans to operate, variations in operating performance across competitors, changes in laws and regulations affecting ESS’s business and changes in the combined capital structure, (vii) the ability to implement business plans, forecasts and other expectations after the completion of the Transaction, and identify and realize additional opportunities, and (viii) such other risks and uncertainties included in the separate summary risk factors. There can be no assurance that the future developments affecting ACON, ESS or any successor entity of the Transaction will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond ACON’s or ESS’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Except as required by law, ACON and ESS are not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of ACON S2's registration on Form S-1 (File No. 333-248515), the registration statement on Form S-4 expected to be filed in connection with the business combination, and other documents filed by ACON S2 from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Except as required by law, ACON S2 and ESS are not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. Neither ACON S2 nor ESS gives any assurance that either the ACON S2 or ESS, or the combined company, will achieve its expectations. All rights to the trademarks, copyrights, logos and other intellectual property listed herein belong to their respective owners and ACON’s or ESS’s use thereof does not imply an affiliation with, or endorsement by the owners of such trademarks, copyrights, logos and other intellectual property. Solely for convenience, trademarks and trade names referred to in this Presentation may appear with the ® or™ symbols, but such references are not intended to indicate, in any way, that such names and logos are trademarks or registered trademarks of ACON. Use of Projections. The financial and operating forecasts and projections contained herein represent certain estimates of ESS as of the date thereof. Neither ACON’s nor ESS’s independent public accountants have examined, reviewed or compiled the forecasts or projections and, accordingly, neither expresses an opinion or other form of assurance with respect thereto. Furthermore none of ACON, ESS nor their respective management teams can give any assurance that the forecasts or projections contained herein accurately represents ESS’s future operations or financial conditions. Such information is subject to a wide variety of significant business, economic and competitive risks and uncertainties, including but not limited to those set forth in the second paragraph above that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of ACON or ESS or that actual results will not differ materially from those presented in the prospective financial information. Some of the assumptions upon which the projections are based inevitably will not materialize and unanticipated events may occur that could affect results. Therefore, actual results achieved during the periods covered by the projections may vary and may vary materially from the projected results. Inclusion of the prospective financial information in this presentation should not be regarded as a representation by any person that the results contained in the prospective financial information are indicative of future results or will be achieved. This Presentation contains statistical data, estimates and forecasts that are based on independent industry publications or other publicly available information. This information involves many assumptions and limitations and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data that has been contained in these industry publications and other publicly available information. Accordingly, none of ACON, ESS nor their respective affiliates and advisors makes any representations as to the accuracy or completeness of these data. This Presentation contains references to ESS’s achievements compared to other companies. All of such references are based on the belief of ESS’s management based on publicly available information known to ESS’s management. Non-GAAP Financial Measures. The financial information and data contained in this Presentation is unaudited and does not conform to Regulation S-X promulgated under the Securities Act of 1933, as amended. This Presentation also includes non-GAAP financial measures, including gross margin and Adjusted EBITDA. ACON and ESS believe that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to ESS’s financial condition and results of operations. ESS’s management uses certain of these non-GAAP measures to compare ESS’s performance to that of prior periods for trend analyses and for budgeting and planning purposes. Not all of the information necessary for a quantitative reconciliation of these forward-looking non-GAAP financial measures to the most directly comparable GAAP financial measures is available without unreasonable efforts at this time. Specifically, ESS does not provide such quantitative reconciliation due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations. This Presentation relates to a proposed transaction between ESS and ACON. This Presentation does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. ACON and ESS intend to file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which will include a document that serves as a joint prospectus and proxy statement, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all ESS and ACON shareholders. ESS and ACON will also file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of ESS and ACON are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by ESS and ACON through the website maintained by the SEC at www.sec.gov. ACON S2 and ESS and their respective directors and officers may be deemed to be participants in the solicitation of proxies from ACON S2's stockholders in connection with the proposed transaction. Information about ACON S2's directors and executive officers and their ownership of ACON S2's securities is set forth in ACON S2's filings with the SEC. To the extent that holdings of ACON S2's securities have changed since the amounts printed in ACON S2's Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/consent solicitation statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph. C CO ONF NFIID DE ENT NTIIAL AL 1Disclaimers This presentation (this “Presentation”) was prepared for informational purposes only to assist interested parties in making their own evaluation of the proposed transaction (the “Transaction”) between Acon S2 Acquisition Corp. (“ACON”, “we”, or “our”) and ESS Inc. (“ESS”). This Presentation is for discussion purposes only and does not constitute an offer to purchase nor a solicitation of an offer to sell shares of ACON, ESS or any successor entity of the Transaction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This Presentation is not intended to form the basis of any investment decision by the recipient and does not constitute investment, tax or legal advice. No representation, express or implied, is or will be given by ACON, ESS or their respective affiliates and advisors as to the accuracy or completeness of the information contained herein, or any other written or oral information made available in the course of an evaluation of the Transaction. This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction. This Presentation provided by ACON and ESS may contain certain forward looking statements, including statements regarding ACON’s, ESS’s or their management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on ACON’s and ESS’s current expectations and beliefs concerning future developments and their potential effects on ACON, ESS or any successor entity of the Transaction. Many factors could cause actual future events to differ materially from the forward-looking statements in this presentation, including but not limited to: (i) the risk that the Transaction may not be completed in a timely manner or at all, which may adversely affect the price of ACON’s securities, (ii) the failure to satisfy the conditions to the consummation of the Transaction, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Agreement and Plan of Merger, (iv) the effect of the announcement or pendency of the Transaction on ESS’s business relationships, operating results and business generally, (v) risks that the Transaction disrupts current plans and operations of ESS, (vi) changes in the competitive and highly regulated industries in which ESS plans to operate, variations in operating performance across competitors, changes in laws and regulations affecting ESS’s business and changes in the combined capital structure, (vii) the ability to implement business plans, forecasts and other expectations after the completion of the Transaction, and identify and realize additional opportunities, and (viii) such other risks and uncertainties included in the separate summary risk factors. There can be no assurance that the future developments affecting ACON, ESS or any successor entity of the Transaction will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond ACON’s or ESS’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Except as required by law, ACON and ESS are not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of ACON S2's registration on Form S-1 (File No. 333-248515), the registration statement on Form S-4 expected to be filed in connection with the business combination, and other documents filed by ACON S2 from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Except as required by law, ACON S2 and ESS are not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. Neither ACON S2 nor ESS gives any assurance that either the ACON S2 or ESS, or the combined company, will achieve its expectations. All rights to the trademarks, copyrights, logos and other intellectual property listed herein belong to their respective owners and ACON’s or ESS’s use thereof does not imply an affiliation with, or endorsement by the owners of such trademarks, copyrights, logos and other intellectual property. Solely for convenience, trademarks and trade names referred to in this Presentation may appear with the ® or™ symbols, but such references are not intended to indicate, in any way, that such names and logos are trademarks or registered trademarks of ACON. Use of Projections. The financial and operating forecasts and projections contained herein represent certain estimates of ESS as of the date thereof. Neither ACON’s nor ESS’s independent public accountants have examined, reviewed or compiled the forecasts or projections and, accordingly, neither expresses an opinion or other form of assurance with respect thereto. Furthermore none of ACON, ESS nor their respective management teams can give any assurance that the forecasts or projections contained herein accurately represents ESS’s future operations or financial conditions. Such information is subject to a wide variety of significant business, economic and competitive risks and uncertainties, including but not limited to those set forth in the second paragraph above that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of ACON or ESS or that actual results will not differ materially from those presented in the prospective financial information. Some of the assumptions upon which the projections are based inevitably will not materialize and unanticipated events may occur that could affect results. Therefore, actual results achieved during the periods covered by the projections may vary and may vary materially from the projected results. Inclusion of the prospective financial information in this presentation should not be regarded as a representation by any person that the results contained in the prospective financial information are indicative of future results or will be achieved. This Presentation contains statistical data, estimates and forecasts that are based on independent industry publications or other publicly available information. This information involves many assumptions and limitations and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data that has been contained in these industry publications and other publicly available information. Accordingly, none of ACON, ESS nor their respective affiliates and advisors makes any representations as to the accuracy or completeness of these data. This Presentation contains references to ESS’s achievements compared to other companies. All of such references are based on the belief of ESS’s management based on publicly available information known to ESS’s management. Non-GAAP Financial Measures. The financial information and data contained in this Presentation is unaudited and does not conform to Regulation S-X promulgated under the Securities Act of 1933, as amended. This Presentation also includes non-GAAP financial measures, including gross margin and Adjusted EBITDA. ACON and ESS believe that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to ESS’s financial condition and results of operations. ESS’s management uses certain of these non-GAAP measures to compare ESS’s performance to that of prior periods for trend analyses and for budgeting and planning purposes. Not all of the information necessary for a quantitative reconciliation of these forward-looking non-GAAP financial measures to the most directly comparable GAAP financial measures is available without unreasonable efforts at this time. Specifically, ESS does not provide such quantitative reconciliation due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations. This Presentation relates to a proposed transaction between ESS and ACON. This Presentation does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. ACON and ESS intend to file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which will include a document that serves as a joint prospectus and proxy statement, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all ESS and ACON shareholders. ESS and ACON will also file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of ESS and ACON are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by ESS and ACON through the website maintained by the SEC at www.sec.gov. ACON S2 and ESS and their respective directors and officers may be deemed to be participants in the solicitation of proxies from ACON S2's stockholders in connection with the proposed transaction. Information about ACON S2's directors and executive officers and their ownership of ACON S2's securities is set forth in ACON S2's filings with the SEC. To the extent that holdings of ACON S2's securities have changed since the amounts printed in ACON S2's Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/consent solicitation statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph. C CO ONF NFIID DE ENT NTIIAL AL 1

Game Changing Technology The Power Grid of the Future – Feasible Today STABLE. SECURE. CLEAN. 2 2Game Changing Technology The Power Grid of the Future – Feasible Today STABLE. SECURE. CLEAN. 2 2

One Technology – Two Products of Different Scale

ESS INC


ESS INC
EW™
50kW/400kWh


ESS INC
EC

Energy Warehouse™

- Behind the meter solution
- 50kW – 90kW configurable range
- First commercial deployment in 2015
- Generation II launched in 2020
- Containerized design for turnkey delivery
- Fast to build and commission

Energy Center™

- Front of the meter solution
- Customizable configuration range
- Customer trials starting in 2021
- "Battery in a Building" platform
- Modular design for utility-class

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Stabilize the Grid and Accelerate Renewables 1 US Renewable Energy Penetration (2015-2050) 65% 57% 47% 40% 36% Renewable intermittency creates a 31% 23% massive problem for the grid, 15% particularly >25% penetration 2015 2020 2025 2030 2035 2040 2045 2050 1,2 California Duck Curve and % Renewable Penetration 2013 (10%) 2019 (27%) 25 15 5 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 Hour of day 1 BloombergNEF. C CO ONF NFIID DE ENT NTIIAL AL 4 2 IEA, “The California Duck Curve”, December 2019. % figures represent solar and wind power penetration in each year. GWStabilize the Grid and Accelerate Renewables 1 US Renewable Energy Penetration (2015-2050) 65% 57% 47% 40% 36% Renewable intermittency creates a 31% 23% massive problem for the grid, 15% particularly >25% penetration 2015 2020 2025 2030 2035 2040 2045 2050 1,2 California Duck Curve and % Renewable Penetration 2013 (10%) 2019 (27%) 25 15 5 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 Hour of day 1 BloombergNEF. C CO ONF NFIID DE ENT NTIIAL AL 4 2 IEA, “The California Duck Curve”, December 2019. % figures represent solar and wind power penetration in each year. GW

ESS Wins on Cost 1 Illustrative Cost Comparison Versus Li-Ion How ESS’ Technology Delivers Superior Economics 4 hours 12 hours No scaling Competitive with Li-Ion at 4 hours; ESS wins thereafter $200/kWh $200/kWh Marginal cost of $20/kWh $200/kWh $80/kWh 2 Li-Ion LCOS at 4 hours vs. 12 hours Li-Ion $0.07 $0.02 0 4 8 12 16 12 hours 4 hours 1 Figures shown are illustrative. ∑.�������������������� +∑.������������������������������������������������ +∑.������������������������ +∑.���� &���� C CO ONF NFIID DE ENT NTIIAL AL 5 2 Superior economics based on Levelized Cost of Storage (LCOS).�������� = ∑.������������������������������������������ Li-Ion ���������������� �������� ��������ESS Wins on Cost 1 Illustrative Cost Comparison Versus Li-Ion How ESS’ Technology Delivers Superior Economics 4 hours 12 hours No scaling Competitive with Li-Ion at 4 hours; ESS wins thereafter $200/kWh $200/kWh Marginal cost of $20/kWh $200/kWh $80/kWh 2 Li-Ion LCOS at 4 hours vs. 12 hours Li-Ion $0.07 $0.02 0 4 8 12 16 12 hours 4 hours 1 Figures shown are illustrative. ∑.�������������������� +∑.������������������������������������������������ +∑.������������������������ +∑.���� &���� C CO ONF NFIID DE ENT NTIIAL AL 5 2 Superior economics based on Levelized Cost of Storage (LCOS).�������� = ∑.������������������������������������������ Li-Ion ���������������� �������� ��������

Robust Intellectual Property Portfolio

ESS INC

ESS Critical Technology



Power Module
Current Collector
(-) Electrode
(+) Electrode
Pressure Plate
Conductive Separator
Porous Separator
Proton Pump
Electrolyte
= Patent protected

ESS IP Portfolio

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Transaction Overview

Category Catalyst in Long Duration Energy Storage Solutions	
ESS	
Offering Size	
Valuation	
Capital Structure	
ESS' Key Investors and Partners	BASF, Breakthrough Energy Ventures, SB Energy, evergy ventures, ptt, Pangaea Ventures Ltd.

Leadership

ESS INC






ACONS2



Adam Kriger
CEO & Director



John Roush
CFO & Chairman



Alan Greenshields
ACON Advisor

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ESS: A Category Defining Investment Opportunity

ESS INC

1. **Large and Fast-Growing TAM**: ~$56bn by 2027 growing at a 33% CAGR[1]
2. **Simple Yet Revolutionary Technology:** Iron, salt and water; strong patent portfolio
3. **Compelling Value Proposition:** Highest performance, lowest cost[2] and most sustainable
4. **Low Risk Expansion Plan:** Field proven[3] technology with low-cost manufacturing build out
5. **$7bn of Identified Opportunities[4]:** $300m+ SoftBank Energy framework agreement through 2026
6. **Premier Management Team:** Founders and inventors supported by an experienced team

1 Guidehouse Insights, 'Market Data: Utility-Scale Energy Storage Market Update', 3Q 2020; Guidehouse Insights, 'Market Data: Energy Storage for Microgrids and Remote Power Systems', 2Q 2020; and Navigant Research, 'Distributed Energy Storage Overview', 4Q 2019.
2 Management Estimates of levelized cost of storage (LCOS) among long duration Storage Systems.
3 Based on our Generation I products, which are no longer deployed.
4 Pipeline of visible potential orders.

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Contact Us

Investors@essinc.com

www.essinc.com/investors

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